UNITED STATES
[redacted]ECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

06008207

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING
RECEIVED
MAR 01 2006
WASH, DC SECTION

SEC FILE NUMBER
8- 65297

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2005 AND ENDING 12/31/2005
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ex 24, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 Patriot Way
(No. and Street)

Naples Florida 34104
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
David E. Prunier (239) 732-5500
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – *if individual, state last, first, middle name*)

201 E. Kennedy Blvd. Suite 1200 Tampa FL 33602-4990
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

BEST AVAILABLE COPY

PROCESSED
MAY 30 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

ex24

OATH OR AFFIRMATION

I, David Prunier, affirm that, to the best of my knowledge and belief, the accompanying financial statements of ex24, Inc. for the year ending December 31, 2005 and supplement schedules pertaining to ex24, Inc. as of December 31, 2005 are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Security accounts of principal officers and directors that are classified as customer accounts (Credits $92,039)

David Prunier
Financial Principal

Subscribe to before me this
27th day of February, 2006.

Notary Public

BETTE M. BYOUK
Comm# DD0455404
Expires 8/20/2009
Bonded thru (800)432-4254
Florida Notary Assn., Inc

ex24, Inc.

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2005

ASSETS

CASH AND CASH EQUIVALENTS	$ 82,331
CASH DEPOSITED WITH CLEARING ORGANIZATIONS OR SEGREGATED UNDER FEDERAL AND OTHER REGULATIONS	1,455,061
FINANCIAL INSTRUMENTS OWNED—Equities	174,061
PROPERTY, PLANT, AND EQUIPMENT—Net of accumulated depreciation of $4,802	1,469
OTHER ASSETS	1,777
TOTAL	$ 1,714,699

LIABILITIES AND STOCKHOLDER'S DEFICIT

CUSTOMER PAYABLES	$ 513,491
OTHER LIABILITIES AND ACCRUED EXPENSES	107,776
	621,267
SUBORDINATED LIABILITIES	1,300,000
STOCKHOLDER'S DEFICIENCY:	
Common stock ($.001 par value—5,000,000 shares authorized, 2,325,000 shares issued and outstanding)	2,325
Additional paid-in capital	2,322,675
Accumulated deficit	(2,531,568)
Total stockholder's deficiency	(206,568)
TOTAL	$ 1,714,699

See notes to financial statements.